Exhibit 2.7

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Synodon Inc.

6916 Roper Road

Edmonton, AB T6B 3H9

2.	Date of Material Change

March 19, 2015

3.	News Release

A news release announcing the material change was disseminated through Marketwired on March 19, 2015.

4.	Summary of Material Change

Synodon Inc. (“Synodon”) announced the appointment of Mr. Paul van Eeden as the Executive Chairman of Synodon and the signing of a proposed bridge loan term sheet with a company controlled by Mr. van Eeden.

5.	Full Description of Material Change

Synodon announced the appointment of Mr. Paul van Eeden as Executive Chairman of the company. Ms. Nancy Laird, the current Chair of Board, has been appointed as the company’s Lead Director.

Synodon and Cranberry Capital Inc. (“Cranberry Capital”), a private investment company controlled by Mr. van Eeden, executed a term sheet for a $3 million bridge loan facility that is anticipated to close by March 31st. The purpose of the bridge loan is to ensure the continuing operations of Synodon and allow it to proceed with the construction of two additional realSens™ instruments until such time as more permanent capital can be put in place. The loan bears interest at 12% per annum and Synodon agreed to pay Cranberry Capital a setup fee of $100,000 in conjunction with the loan on closing.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

Adrian Banica, President and Chief Executive Officer of Synodon Inc. is knowledgeable about the material change and the Report and may be reached at 780-468-9568.

9.	Date of Report

March 26, 2015